

May 21, 2020

Koji Shinohara
Chief Financial Officer, Treasurer and Secretary
Kura Sushi USA, Inc.
17932 Sky Park Circle, Suite H
Irvine, California 92614

   Re: Kura Sushi USA, Inc.
     Form 10-K for the Fiscal Year Ended August 31, 2019
     Filed November 26, 2019
     File No. 1-39012

Dear Mr. Shinohara:

  We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

  After reviewing your response to this comment, we may have additional comments.

Form 10-K filed November 26, 2019

Management's Discussion and Analysis of Financial Condition and Results of Operations
EBITDA and Adjusted EBITDA, page 48

1. Please tell us your consideration of the guidance in Question 100.01 of the Non-GAAP Compliance and Disclosure Interpretations related to your presentation of Adjusted EBITDA and Restaurant-level Contribution and the exclusion of pre-opening rent expense and pre-opening costs in the calculation of these non-GAAP measures.

  In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  You may contact Tony Watson at (202) 551-3318 or Bill Thompson at (202) 551-3344 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services